October 29, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Matthew Derby

Re:	YayYo, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed October 11, 2018
File No. 333-224549

Dear Mr. Derby:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated October 25, 2018 (the “Comment Letter”) relating to the filing made by YayYo, Inc. (the “Company”) referenced above.

The Company’s responses are numbered to correspond to your comments. For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Amendment No. 6 to Form S-1

Summary of the Offering, page 6

1. We reissue prior comment 1. You disclose that “until the Company’s common stock is approved for listing on the Nasdaq Capital Market, neither the Company nor any underwriter shall accept any funds from investors.” Please confirm that you plan to obtain listing approval from Nasdaq prior to the requested effectiveness date of your registration statement. To the extent your anticipated effectiveness date will precede receipt of listing approval, please provide your analysis of whether the offering will be a delayed offering under Rule 415 of the Securities Act of 1933, and if so, how you believe you are eligible to conduct a delayed offering consistent with Rule 415.

The Company confirms that it plans to obtain listing approval from Nasdaq prior to the requested effectiveness date of its registration statement.

Securities and Exchange Commission October 29, 2018 Page 2

Voting Trust, page 6

2. To the extent that Mr. El-Batrawi entered into the Voting Trust Agreement and resigned as Chief Executive Officer of the company as a condition for YayYo, Inc. being approved for listing on the Nasdaq Capital Market, please revise to so indicate, and if applicable, provide disclosure regarding any other conditions placed on the company or officers and directors by Nasdaq.

On pages 6 and 67, the Company will disclose that Mr. El-Batrawi entered into the Voting Trust Agreement as a condition for YayYo, Inc. being approved for listing on the Nasdaq Capital Market.

Further, on page 14, we will expand the risk factor titled “We rely on our management team, which has little experience working together” to include the following:

“We depend on a small number of executive officers and other members of management to work effectively as a team, to execute our business strategy and operating business segments, and to manage employees and consultants. Our success will be dependent on the personal efforts of our chief executive officer , our directors and such other key personnel. Any of our officers or employees can terminate his or her employment relationship at any time, and the loss of the services of such individuals could have a material adverse effect on our business and prospects. Mr. El-Batrawi, the founder, Chairman of the Board and original Chief Executive Officer of the Company from its incorporation of the Company, resigned as Chairman of the Board and Chief Executive Officer as a condition for being approved for listing on the Nasdaq Capital Market. While Mr. El-Batrawi will serve as a director, our management team has worked together for only a very short period of time and may not work well together as a management team.”

There are no other conditions placed on the Company or its officers and directors by Nasdaq.

Principal Stockholders, page 74

3. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Gray Mars Venus Trust, Arizona 2015.

The Company will revise footnote (3) to the Principal Stockholder table to add that John Gray has voting and investment control of the shares held by Gray Mars Venus Trust, Arizona, 2015.

Securities and Exchange Commission October 29, 2018 Page 3

General

4. We note that pursuant to the Voting Trust Agreement (the “Trust”), which covers 58.62% of the company’s outstanding common stock, “the Trust will vote on all matters, other than certain extraordinary matters, presented for a vote of stockholders in the same proportion that the shares of common stock not subject to the Trust voted on such matters.” We further note that Gray Mars Venus Trust has 21.44% beneficial ownership of the company, which appears to account for greater than 50% of the number of outstanding shares of common stock not subject to the Trust. As such, taking into account that the Trust will vote in the same proportion as the common stock not subject to the Trust, Gray Mars Venus Trust appears to account for greater than 50% of the voting power for the election of directors of the company. Please provide us with your analysis as to whether the company will be a controlled company under the Nasdaq corporate governance rules, and if so, disclose this status on your cover page and discuss its implications in the filing. Even if you will not be a controlled company, please disclose prominently the significant voting power that Gray Mars Venus Trust will represent, given its beneficial holdings and the operation of the Trust.

According to Listing Rule 5615(c) and IM-5615-5, a “controlled company” is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company.

After the offering, using the information in the registration statement, the Gray Mars Venus Trust will own less than 50% of the Company’s shares of common stock after excluding the shares owned by Voting Trust Agreement:

Shares outstanding	26,313,926
Shares sold in offering	625,000
Shares subject to Trust	(15,425,000)
Subtotal	11,513,926
Shares owned by Gray Mars Venus Trust	5,588,235
Percentage	48.53%

Based on its current ownership of 4,800,000 shares, the Gray Mars Venus Trust will still own less than 50% of the Company’s shares of common stock after excluding the shares owned by Voting Trust Agreement:

Shares outstanding	26,511,676
Shares sold in offering	625,000
Shares subject to Trust	(15,425,000)
Subtotal	11,711,676
Shares owned by Gray Mars Venus Trust	4,800,000
Percentage	40.98%

Securities and Exchange Commission October 29, 2018 Page 4

Further, the Company will add to the risk factor on page 16, titled “Concentrating voting control will limit or preclude our stockholders’ ability to influence corporate matters, including the election of directors, any merger, consolidation or other major corporate transaction requiring stockholder approval, which may negatively impact your liquidity and/or your gain on your investment.” by including:

“As of the date of this prospectus, the Gray Mars Venus Trust, of which John Gray is the beneficial owner, owns approximately 18% of our outstanding shares of common stock. Taking into account the effect of the Trust on voting power, the Gray Mars Venus Trust will control, after this offering approximately 41% of the Company’s voting stock and have a significant ability to influence corporate matters, including the election of directors, any merger, consolidation or other major corporate transaction requiring stockholder approval, which may negatively impact your liquidity and/or your gain on your investment.”

Please call the undersigned at 212-658-0458 if you have any further questions.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara, Esq.

Cc:	Laurie DiGiovanni
Ross Carmel, Esq.